Exhibit 99.1

May 7, 2026

Board of Directors
Array Digital Infrastructure, Inc. (“Array”)
500 W Madison St
Suite 810
Chicago, IL 60661

Dear Member of the Array Board of Directors:

This letter outlines our proposal (this “Offer”) to acquire all of the outstanding shares of Array not beneficially owned by Telephone and Data Systems, Inc. (“TDS”). We believe this transaction will permit TDS and Array stockholders to realize the potential of our fully combined businesses.

We are proposing to acquire all of the outstanding Common Shares of Array that TDS does not currently own by way of a merger in which each Array Common Share not owned by TDS would be exchanged for 0.86 of a TDS Common Share (the “Exchange Ratio”).

The Exchange Ratio assumes that the previously-announced spectrum license sales identified on Schedule A to this letter will have closed prior to the closing of the transaction contemplated by this Offer (the “Closing”). The Exchange Ratio further assumes that the Array Board, consistent with its treatment of net proceeds from prior spectrum sales, will have declared and paid a dividend of $10.40 per share (approximately $900 million in aggregate) to Array stockholders prior to the Closing.

The Exchange Ratio reflects an at-market offer based, subject to the assumption described in the preceding paragraph, on today’s closing prices of Array and TDS Common Shares.

We expect that you will form a special committee of the Array Board of Directors, consisting solely of disinterested directors, to evaluate and recommend acceptance or rejection of this Offer. Our entry into any definitive agreement to effect this Offer would require that the special committee has recommended for approval the definitive agreement in accordance with Section 144(c) of the Delaware General Corporation Law. In addition, any definitive agreement would have as a condition that the disinterested stockholders of Array have approved the transaction by a majority of the votes cast by the disinterested stockholders, also in accordance with Section 144(c).

Currently, TDS owns approximately 81.9% of the outstanding capital stock of and 95.9% of the voting interests in Array. In considering this proposal, it should be noted that TDS is interested only in acquiring the outstanding Common Shares of Array that TDS does not currently own. TDS will not entertain any third-party offers for Array or its assets in lieu of this Offer. However, TDS continues to support Array’s previously-disclosed intention to opportunistically monetize Array’s remaining wireless spectrum.

This Offer conveys a number of benefits to Array’s stockholders. Principally, it allows them to retain a significant economic interest in Array, while gaining exposure to our growing TDS Telecom fiber broadband business. It is expected to eliminate duplicative corporate costs, streamline corporate governance, increase share liquidity, and strengthen our capital structure, providing greater flexibility to pursue strategic investments across all our businesses, including towers and fiber. TDS and Array will be more efficient, nimbler, and better able to compete as a result.

We expect this transaction will be tax-free to Array’s stockholders.

This Offer is non-binding, does not constitute a formal agreement, and remains subject to execution of definitive documentation as approved by our respective Boards of Directors and the special committee of the Array Board of Directors. In addition to approval of the disinterested stockholders of Array as described above, the transaction would also be subject to the approval of TDS stockholders at a special meeting called for the purpose of holding such a vote. Any definitive agreement would also include customary conditions to closing.

Note that TDS is legally required to disclose this Offer due to our current ownership in Array.

We have retained Wells Fargo and Sidley Austin LLP as our financial and legal advisers, respectively.

We look forward to engaging in discussions and negotiations with the Array special committee. Please do not hesitate to contact me with any questions or to further discuss our proposal.

Very best regards,

/s/ Walter Carlson
Walter Carlson
President and Chief Executive Officer
TDS, Inc.

SCHEDULE A

Summary of Previously-Announced Spectrum License Sales

Spectrum	Buyer	Purchase Price*	Signing Date
AWS, Cellular, PCS	Verizon	$1,000M	10/17/2024
700MHz	T-Mobile	$85M	8/29/2025
600MHz (Put/Call - Exercised)	T-Mobile	$86M	10/7/2025
AWS	T-Mobile	$6M	10/16/2025
Total		$1,177M

*Purchase prices shown on this Schedule A are contractual purchase prices and do not take into account contingent fees and estimated taxes expected to be owed by Array of approximately $277 million.